UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-168089

AMERICAN METALS RECOVERY AND RECYCLING INC.

 (Exact name of registrant as specified in its charter)

61 Broadway, 32nd Floor

(Address of principal executive office (street and number))

New York, NY 10006

(City, state and zip code)

(917) 289-1998

(Issuer's telephone number)

Common and Preferred shares

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  69

Pursuant to the requirements of the Securities Exchange Act of 1934 [Name of registrant as specified in charter] has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 5, 2019	By:	/s/ Gordon Muir
Gordon Muir CEO